SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE

 SkyePharma PLC Announces Intent to Delist from The NASDAQ Stock Market and to
  Deregister and Terminate its Reporting Obligations under the U.S. Securities
                              Exchange Act of 1934

London, UK, May 4, 2007 - SkyePharma PLC (LSE: SKP; NASDAQ: SKYE) announced today that it will delist its American Depositary Shares (the "ADSs"), each representing the right to receive ten ordinary shares of ten pence each of
SkyePharma, from The NASDAQ Stock Market and, pursuant to the newly-adopted Rule
12h-6(a) under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"),
deregister and terminate SkyePharma's reporting obligations under Sections 13(a)
and 15(d) of Exchange Act.

SkyePharma's Board of Directors authorized this action based on its assessment that (a) continued compliance with the rules of the U.S. Securities Exchange
Commission ("SEC") and NASDAQ, in particular Section 404 of the Sarbanes-Oxley
Act of 2002, would be expensive and burdensome for a company such as SkyePharma considering the limited benefits it might realise and (b) all investors in the
Ordinary Shares and ADSs of SkyePharma are accorded protection by SkyePharma's continued compliance with the rules of the London Stock Exchange, on which it will maintain its listing, the Combined Code and other U.K. regulations.

In accordance with SEC rules and the rules of NASDAQ, SkyePharma has provided written notice to NASDAQ of its intent to delist. SkyePharma intends to file a
Form 25 with the SEC on May 14, 2007 to effect the delisting. The delisting will be effective ten days after filing the Form 25, unless the Form 25 is earlier withdrawn by SkyePharma. SkyePharma reserves the right to delay the filing of the Form 25 or withdraw the Form 25 for any reason prior to its effectiveness.

SkyePharma intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act as soon as practicable following the later of the effectiveness of the delisting and the coming into force of new Rule 12h-6 on June 4, 2007. The deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by SkyePharma. SkyePharma reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.

SkyePharma has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ordinary shares in a quotation medium in the United States.

SkyePharma intends to maintain its American Depositary Receipt (ADR) facility relating to the ADSs with The Bank of New York. The ADSs will trade over-the-counter (OTC) in the United States.

Frank Condella, Chief Executive Officer, said: "The US remains a very important market for SkyePharma, both as a market for our products and for investors in our Company.  However, the time and expense associated with maintaining a second listing in the US is not cost effective, given that the vast majority of our trading volume and liquidity is on the London Stock Exchange.  This move will save costs and enable management to spend more time in developing the business."

For further information please contact:

SkyePharma PLC
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer                       +44 207 491 1777
Peter Grant, Finance Director

Financial Dynamics (London enquiries)
David Yates / Deborah Scott                                   +44 207 831 3113

Trout Group (US enquiries)
Christine Labaree / Seth Lewis                                +1 617 583 1308

About SkyePharma PLC

Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Group has ten approved products in the areas of oral, inhalation and topical delivery.  The Group's products are marketed throughout the world by leading pharmaceutical companies. For more information, visit
www.skyepharma.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   May 04, 2007